ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plan

Supplement dated December 3, 2010 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2010, as amended.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Please Note: The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.

Important Information Regarding Fund Changes

1. **Effective August 31, 2010**, the following fund is changed from non-diversified to diversified:
   - ING Clarion Global Real Estate Portfolio

2. **Effective January 4, 2011**, the investment objective for ING Thornburg Value Portfolio will change to "Seeks long-term capital appreciation, and secondarily current income."

3. **Effective after the close of business on or about January 21, 2011**, the following fund name change, subadviser change, and investment objective change will occur:

   The **ING Oppenheimer Global Strategic Income Portfolio** will:
   - Change its subadviser to ING Investment Management Co. ("ING IM"), under an interim-subadvisory agreement;
   - Change its name to ING Global Bond Portfolio; and
   - Change its investment objective to "Seeks to maximize total return through a combination of current income and capital appreciation."

   Accordingly, effective after the close of business on or about January 21, 2011, all references to ING Oppenheimer Global Strategic Income Portfolio in the Contract Prospectus and Contract Prospectus Summary are deleted and replaced with ING Global Bond Portfolio.

4. **Effective as of the dates noted above,** the information for the ING Clarion Global Real Estate Portfolio, ING Oppenheimer Global Strategic Income Portfolio and ING Thornburg Value Portfolio appearing in the Contract Prospectus under Appendix III–Fund Descriptions, and in the Contract Prospectus Summary under Appendix IV–Fund Descriptions is deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	Seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Partners, Inc. – ING Global Bond Portfolio *(formerly ING Oppenheimer Global Strategic Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Partners, Inc. – ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily current income.

Notice of Upcoming Fund Reorganization

1. The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011, (the "Reorganization Date") the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (I Class)	ING Large Cap Growth Portfolio (Class I)

Important Information about the Upcoming Fund Reorganization

- Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Disappearing Portfolio to any other available subaccount or any available fixed interest option. **See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making transfers, including limits on transfers.**

- On the Reorganization Date, your investment in the subaccount that invests in the Disappearing Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value.

- You will not incur any fees or charges or any tax liability because of the reorganization.

- Unless you provide us with alternative allocation instructions, all future allocations directed to the subaccount that invests in the Disappearing Portfolio after the Reorganization Date will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> For all <u>regular mail</u>, please use:
> Service Center
> ING Life Insurance and Annuity Company
> P.O. Box 9862
> Providence, RI 02940-8062
>
> For <u>overnight mail</u>, please use:
> Service Center
> ING Life Insurance and Annuity Company
> 101 Sabin Street
> Pawtucket, RI 02860
>
> 1-800-677-4636

- After the Reorganization Date, the Disappearing Portfolio will no longer exist and all references to it in the Contract Prospectus and Contract Prospectus Summary will be replaced by the corresponding Surviving Portfolio.

2. As a consequence of the reorganization involving the ING Legg Mason ClearBridge Aggressive Growth Portfolio referenced above, effective on the Reorganization Date, Class I of the ING Large Cap Growth Portfolio will automatically be added to your contract as an investment option. Accordingly, effective after the close of business on or about January 21, 2011, the following information regarding the ING Large Cap Growth Portfolio is added to Appendix III–Fund Descriptions in the Contract Prospectus and Appendix IV–Fund Descriptions in the Contract Prospectus Summary.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***